SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP)

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

74839G 106

(CUSIP Number)

William G. Manias

Crestwood Holdings Partners, LLC

717 Texas Avenue, Suite 3150

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON OO

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference.

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON OO

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference. In addition, Crestwood Holdings LLC holds a Subordinated Promissory Note, dated as of August 10, 2007, issued by Crestwood Midstream Partners LP having an outstanding balance (principal plus accrued interest) of approximately $58 million as of October 1, 2010. Outstanding amounts payable pursuant to the Subordinated Promissory Note may at the option of the holder be paid, in whole or in part, using equity interests of Crestwood Midstream Partners LP. See Item 6 below.

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON Crestwood Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON OO

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference. In addition, Crestwood Holdings LLC holds a Subordinated Promissory Note, dated as of August 10, 2007, issued by Crestwood Midstream Partners LP having an outstanding balance (principal plus accrued interest) of approximately $58 million as of October 1, 2010. Outstanding amounts payable pursuant to the Subordinated Promissory Note may at the option of the holder be paid, in whole or in part, using equity interests of Crestwood Midstream Partners LP. See Item 6 below.

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON OO

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference. In addition, Crestwood Holdings LLC holds a Subordinated Promissory Note, dated as of August 10, 2007, issued by Crestwood Midstream Partners LP having an outstanding balance (principal plus accrued interest) of approximately $58 million as of October 1, 2010. Outstanding amounts payable pursuant to the Subordinated Promissory Note may at the option of the holder be paid, in whole or in part, using equity interests of Crestwood Midstream Partners LP. See Item 6 below.

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON OO

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference. In addition, Crestwood Holdings LLC holds a Subordinated Promissory Note, dated as of August 10, 2007, issued by Crestwood Midstream Partners LP having an outstanding balance (principal plus accrued interest) of approximately $58 million as of October 1, 2010. Outstanding amounts payable pursuant to the Subordinated Promissory Note may at the option of the holder be paid, in whole or in part, using equity interests of Crestwood Midstream Partners LP. See Item 6 below.

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON OO

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference. In addition, Crestwood Holdings LLC holds a Subordinated Promissory Note, dated as of August 10, 2007, issued by Crestwood Midstream Partners LP having an outstanding balance (principal plus accrued interest) of approximately $58 million as of October 1, 2010. Outstanding amounts payable pursuant to the Subordinated Promissory Note may at the option of the holder be paid, in whole or in part, using equity interests of Crestwood Midstream Partners LP. See Item 6 below.

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON PN

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference. In addition, Crestwood Holdings LLC holds a Subordinated Promissory Note, dated as of August 10, 2007, issued by Crestwood Midstream Partners LP having an outstanding balance (principal plus accrued interest) of approximately $58 million as of October 1, 2010. Outstanding amounts payable pursuant to the Subordinated Promissory Note may at the option of the holder be paid, in whole or in part, using equity interests of Crestwood Midstream Partners LP. See Item 6 below.

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON CO

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference. In addition, Crestwood Holdings LLC holds a Subordinated Promissory Note, dated as of August 10, 2007, issued by Crestwood Midstream Partners LP having an outstanding balance (principal plus accrued interest) of approximately $58 million as of October 1, 2010. Outstanding amounts payable pursuant to the Subordinated Promissory Note may at the option of the holder be paid, in whole or in part, using equity interests of Crestwood Midstream Partners LP. See Item 6 below.

CUSIP No. 74839G 106
1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,696,752 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,696,752 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,752 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON IN

*	Crestwood Gas Services Holdings LLC also holds 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), which may be converted into common units on a one-to-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, which is incorporated herein by reference. In addition, Crestwood Holdings LLC holds a Subordinated Promissory Note, dated as of August 10, 2007, issued by Crestwood Midstream Partners LP having an outstanding balance (principal plus accrued interest) of approximately $58 million as of October 1, 2010. Outstanding amounts payable pursuant to the Subordinated Promissory Note may at the option of the holder be paid, in whole or in part, using equity interests of Crestwood Midstream Partners LP. See Item 6 below.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Crestwood Midstream Partners LP (f/k/a Quicksilver Gas Services LP), a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 717 Texas Avenue, Suite 3150, Houston, Texas 77002.

Item 2.	Identity and Background

This Schedule 13D is filed by (i) Crestwood Gas Services Holdings LLC, a Delaware limited liability company (“Gas Services Holdings”), (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), (iii) Crestwood Holdings II LLC, a Delaware limited liability company (“Crestwood Holdings II”), (iv) Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), (v) FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), (vi) FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), (vii) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), (viii) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”) and (ix) William E. Macaulay, a United States citizen (collectively, with Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc., the “Reporting Persons”).

Crestwood Gas Services GP LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of the Issuer. The General Partner holds the general partner units and incentive distribution rights in the Issuer and manages the business and affairs of the Issuer. Gas Services Holdings directly owns 5,696,752 common units of the Issuer and all of the outstanding equity interests of the General Partner. Crestwood Holdings is the sole member of Gas Services Holdings. Crestwood Holdings II is the sole member of Crestwood Holdings. Crestwood Holdings Partners is the sole member of Crestwood Holdings II. FR XI CMP is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings is the sole member of FR XI CMP. FR GP LP is the managing member of FR Midstream Holdings. FR GP Inc. is the general partner of FR GP LP. Mr. Macaulay is a director and has the right to appoint a majority of the board of directors of FR GP Inc.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

The principal business and office address of each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II and Crestwood Holdings Partners is c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002. The principal business and office address of each of FR XI CMP, FR Midstream Holdings, FR GP LP, FR GP Inc. and Mr. Macaulay is One Lafayette Place, Greenwich, CT 06830.

FRC Founders Corporation, advisor of FR GP Inc., is an alternative asset manager making equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of Crestwood Holdings Partners, Crestwood Holdings II and Crestwood Holdings was formed to make investments in energy-related midstream assets, including the Issuer, and to undertake activities related thereto.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

On July 22, 2010, Crestwood Holdings (f/k/a First Reserve Crestwood Holdings LLC) entered into a Purchase Agreement (as amended, the “Purchase Agreement”) with Quicksilver Resources Inc. (“Quicksilver”), Cowtown Gas Processing L.P. (“Processing LP”) and Cowtown Pipeline L.P. (“Pipeline LP”). Pursuant to the Purchase Agreement, Crestwood Holdings agreed to purchase for an aggregate purchase price of $701 million at closing plus up to $72 million in future earn-out payments (i) from Processing LP and Pipeline LP, 100% of the outstanding membership interests of Gas Services Holdings, which owns 5,696,752 common units of the Issuer, 11,513,625 subordinated units representing limited partner interests in the Issuer and, through its ownership of 100% of the outstanding membership interests of the General Partner, 469,944 general partner units in the Issuer and 100% of the outstanding incentive distribution rights in the Issuer and (ii) from Quicksilver, that certain Subordinated Promissory Note issued by the Issuer to Quicksilver on August 10, 2007 (the “Promissory Note”).

On October 1, 2010, the acquisition by Crestwood Holdings of the Gas Services Holdings membership interests and the Promissory Note was completed. $530,855,723.73 of the cash consideration was funded though an equity investment in Crestwood Holdings made indirectly by the members of Crestwood Holdings Partners, including (i) FR Midstream Holdings and (ii) by certain members of management of Crestwood Holdings Partners that are members of Crestwood Holdings Partners. The remainder of the cash consideration payable at closing, $170,144,276.27, was funded with the net proceeds of $180 million of term loan borrowings by Crestwood Holdings pursuant to a new secured term loan (the “Crestwood Term Loan”). Crestwood Holdings intends to fund any earn-out payments payable pursuant to the Purchase Agreement with borrowings under the Crestwood Term Loan and/or the proceeds of future distributions received by Gas Services Holdings and the General Partner from the Issuer.

Each of the Purchase Agreement and Promissory Note is filed as an exhibit to this Schedule 13D and is incorporated by reference herein, and the description set forth herein is qualified in its entirety by reference thereto.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the common units covered by this Schedule 13D for investment and intend to review their investment in the Issuer on a continuing basis.

The following describes plans or proposals that the Reporting Persons may have with respect to certain matters set forth in Item 4 of Schedule 13D.

(a) The subordinated units owned of record by Gas Services Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Issuer Partnership Agreement”). The Issuer may grant options to purchase common units, common unit appreciation rights, restricted common units and phantom common units to employees, consultants, officers and directors of the General Partner and its affiliates pursuant to the Issuer’s 2007 Equity Plan adopted by the General Partner. The Issuer may acquire common units to issue pursuant to the 2007 Equity Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.

As noted in further detail in Item 6, amounts payable under the Promissory Note acquired by Crestwood Holdings pursuant to the Purchase Agreement may, at the option of the holder, be paid, in whole or in part, using equity interests of the Issuer. Pursuant to the terms of the new credit facility entered into by the Issuer in connection with the transactions contemplated by the Purchase Agreement and to the terms of the Crestwood Term Loan, the Promissory Note must be converted into common equity units of the Issuer within a set period of time after closing of the transactions contemplated by the Purchase Agreement (60 days in the case of the new credit facility entered into by the Issuer and 30 days in the case of the Crestwood Term Loan). The Reporting Persons intend for Crestwood Holdings, as holder of the Promissory Note, to elect to receive additional equity interests of the Issuer in satisfaction of the amounts payable pursuant to the Promissory Note.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by FR GP Inc. FR GP Inc. intends to manage, participate in and influence the affairs of the Issuer through the exercise of its rights as beneficial owner of the General Partner and, to the extent applicable, through the exercise of its voting rights as a limited partner of the Issuer. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership in Gas Services Holdings, the General Partner’s sole member, FR GP Inc. has the right to elect the General Partner’s entire board of directors and, through the board of directors, the appointment of management of the Issuer. Certain of Crestwood Holdings Partners’ executive officers also serve as executive officers and/or directors of the General Partner. Upon the closing of the transactions contemplated by the Purchase Agreement, each of Messrs. Glenn Darden, Jeff

Cook and Philip W. Cook resigned from the board of directors of the General Partner and were replaced by Messrs. Timothy H. Day, Robert G. Phillips, Michael France, J. Hardy Murchison and Joel Lambert, each of whom is an employee of FRC Founders Corporation, other than Mr. Phillips, who is an employee of Crestwood Holdings Partners. In addition, Messrs. Robert G. Phillips, William G. Manias, Terry L. Morrison, Joel D. Moxley, Mark G. Stockard and Eric Guy were appointed as the President and CEO, CFO and Secretary, Senior Vice President-Operations and Commercial, Senior Vice President-Business Development, Vice President of Investor Relations and Treasurer and Vice President and Controller, respectively, of the General Partner.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Except as set forth in this Schedule 13D (including under (a) above and Item 6 below with respect to settlement of the Promissory Note), the Reporting Persons, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(j) Except as otherwise described in this Item 4, or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Listed Persons, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the common units, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional common units, dispose of some or all of their common units (or other equity interests in the Issuer) or continue to hold common units (and other equity interests) (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may engage in discussions with unitholders of the Issuer and other relevant parties or take other actions through their representatives on the board of directors of the General Partner or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, in each case, subject to the terms and conditions of the Issuer Partnership Agreement and any other agreements entered into between such Reporting Person(s) and the Issuer.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 2 is hereby incorporated herein by reference.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b). The following disclosure is based on 17,336,317 common units outstanding as of October 7, 2010. See Schedule I for the information applicable to the Listed Persons.

Gas Services Holdings holds 5,696,752 common units, representing approximately 32.9% of the outstanding common units. Gas Services Holdings also holds 11,513,625 subordinated units, which represent all of the outstanding subordinated units as of the date of this Schedule 13D. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement. The General Partner holds 469,944 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

As described in further detail in Items 3, 4 and 6, Crestwood Holdings holds the Promissory Note, which amounts payable thereunder may be paid, in whole or in part at the election of the holder, in equity of the Issuer.

Each of the Reporting Persons may be deemed to beneficially own the common units reported herein. The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

(c) On October 7, 2010, in connection with the closing of the transactions contemplated by the Purchase Agreement, Thomas F. Darden, John W. Somerhalder II, Philip D. Gettig, Alvin Bledsoe and Eric Guy, each of whom is a Listed Person listed on Schedule I, received 65,624, 7,906, 6,015, 5,542 and 3,451 common units, respectively, in accordance with the vesting of their phantom units. Except in connection with the vesting of these phantom units and except as set forth elsewhere in this Schedule 13D, including without limitation Item 3, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the common units during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Items 2 or 5(a) or the Listed Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Gas Services Holdings, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Issuer Partnership Agreement.

Cash Distributions

The Issuer Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.” The Issuer Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:

•

first, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.3000 plus any arrearages from prior quarters;

•

second, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.3000; and

•

third, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to all unitholders, pro rata, until each unit has received a distribution of $0.3450.

If cash distributions to the unitholders exceed $0.3450 per unit in any quarter, the General Partner will receive, in addition to distributions based upon the percentage of its general partner units in respect of all outstanding units, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount.

Conversion of Subordinated Units

The subordination period generally will end when the Issuer has earned and paid at least $0.3000 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods. If the Issuer has earned and paid at least $0.4500 per quarter (150% of the minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit for any four-quarter period, the subordination period will terminate automatically and all of the subordinated units will convert into an equal number of common units. The subordination period will also terminate automatically if the General Partner is removed without cause and the units held by the General Partner and its affiliates are not voted in favor of removal.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of Additional Units

The Issuer Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates. The General Partner and its affiliate own an aggregate of approximately 59.3% of the common and subordinated units as of the date of this Schedule 13D.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Registration Rights

Pursuant to the Issuer Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Crestwood Midstream Partners GP LLC as the general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.

General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (“General Partner LLC Agreement”), Gas Services Holdings has the right to elect the members of the board of directors of the General Partner.

Promissory Note

Amounts payable under the Promissory Note may, at the option of the holder of the Promissory Note, be paid, in whole or in part, using equity interests of the Issuer. The Promissory Note does not explicitly specify the specific type of partnership interest to be used to pay amounts outstanding under the Promissory Note. As of October 1, 2010, there was an approximately $58 million outstanding balance (principal plus accrued interest) outstanding under the Promissory Note. While the original maturity date of the Promissory Note is February 10, 2013 (subject to certain potential requirements to prepay portions of the outstanding principal amount prior to such time), pursuant to the terms of the new credit facility entered into by the Issuer in connection with the transactions contemplated by the Purchase Agreement and to the terms of the Crestwood Term Loan, the Promissory Note must be converted into common equity units of the Issuer within a set period of time after closing of the transactions contemplated by the Purchase Agreement (60 days in the case of the new credit facility entered into by the Issuer and 30 days in the case of the Crestwood Term Loan). The Reporting Persons intend for Crestwood Holdings, as holder of the Promissory Note, to elect to receive additional equity interests of the Issuer in satisfaction of the amounts payable pursuant to the Promissory Note. The Promissory Note provides that the Promissory Note may generally be prepaid in full or in part from time to time without premium or penalty.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, each of the Purchase Agreement, Issuer Partnership Agreement, General Partner LLC Agreement and Promissory Note as set forth in or incorporated into this Item 6 are qualified in their entirety by reference to the copies of each such agreement filed as an exhibit to this Schedule 13D, each of which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Purchase Agreement, dated as of July 22, 2010, by and among Crestwood Holdings LLC (f/k/a First Reserve Crestwood Holdings LLC), Cowtown Gas Processing L.P., Cowtown Pipeline L.P. and Quicksilver Resources, Inc. (filed herewith)

Exhibit B	Amendment No. 1 to the Purchase Agreement, dated as of September 27, 2010, by and among Crestwood Holdings LLC (f/k/a First Reserve Crestwood Holdings LLC), Cowtown Gas Processing L.P., Cowtown Pipeline L.P. and Quicksilver Resources, Inc. (filed herewith).

Exhibit C	Subordinated Promissory Note dated as of August 10, 2007, made by Crestwood Midstream Partners LP payable to the order of Quicksilver Resources Inc. (attached as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on August 16, 2007 and included herein by reference).

Exhibit D	Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP (attached as Exhibit 3.1 to the Issuer’s report on Form 8-K (File No. 001-33631) filed with the Commission on February 22, 2008 and incorporated herein in its entirety by reference).

Exhibit E	Credit Agreement dated as of October 1, 2010, among Crestwood Holdings LLC, the lenders party thereto, Bank of America, N.A., as administrative agent and as collateral agent, Royal Bank of Canada, as syndication agent, BNP Paribas, as documentation agent, and Banc of America Securities LLC, BNP Paribas Securities Corp. and RBC Capital Markets Corporation, as joint lead arrangers and joint bookrunners (filed herewith).

Exhibit F	First Amended and Restated Limited Liability Company Agreement of Crestwood Midstream Partners GP LLC (attached as Exhibit 3.4 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (File No. 333-140599) filed with the Commission on July 25, 2007 and incorporated herein in its entirety by reference).

Exhibit G	Joint Filing Statement (filed herewith).

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: October 7, 2010

Crestwood Gas Services Holdings LLC

By:	Crestwood Holdings LLC, its member

By:	/S/ ROBERT G. PHILLIPS
Name:	Robert G. Phillips
Title:	President

Crestwood Holdings LLC

By:	/S/ ROBERT G. PHILLIPS
Name:	Robert G. Phillips
Title:	President

Crestwood Holdings II LLC

By:	/S/ ROBERT G. PHILLIPS
Name:	Robert G. Phillips
Title:	President

Crestwood Holdings Partners, LLC

By:	/S/ ROBERT G. PHILLIPS
Name:	Robert G. Phillips
Title:	President

FR XI CMP Holdings LLC

By:	First Reserve GP XI, L.P., its member

By:	First Reserve GP XI, Inc., its general partner

By:	/S/ MICHAEL FRANCE
Name:	Michael France
Title:	Vice President

FR Midstream Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/S/ MICHAEL FRANCE
Name:	Michael France
Title:	Vice President

First Reserve GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/S/ MICHAEL FRANCE
Name:	Michael France
Title:	Vice President

First Reserve GP XI, Inc.

By:	/S/ MICHAEL FRANCE
Name:	Michael France
Title:	Vice President

William E. Macaulay

/S/ WILLIAM E. MACAULAY

SCHEDULE I

Officers of Crestwood Gas Services GP LLC

Robert G. Phillips

Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002

Principal Occupation: Chief Executive Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

William G. Manias

Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002

Principal Occupation: Chief Financial Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Terry L. Morrison

Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002

Principal Occupation: Senior Vice President of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Joel D. Moxley

Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002

Principal Occupation: Senior Vice President of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Mark. G. Stockard

Address: c/o Crestwood Holdings Partners, LLC, 717 Texas Avenue, Suite 3150, Houston, Texas 77002

Principal Occupation: Vice President-Treasurer and Relations of Crestwood Midstream Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Eric Guy

Address: c/o Crestwood Midstream Partners LP, 801 Cherry Street, Suite 3400, Fort Worth, Texas 76102

Principal Occupation: Vice President and Controller of Crestwood Midstream Partners LP

Citizenship: USA

Amount Beneficially Owned: 5,206 (less than 1%)

Board of Directors of Crestwood Gas Services GP LLC

Robert G. Phillips

(see above)

Timothy H. Day

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Michael France

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Vice President of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

J. Hardy Murchison

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Joel Lambert

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Associate General Counsel of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alvin Bledsoe

Address: c/o Crestwood Midstream Partners LP, 717 Texas Avenue, Suite 3150, Houston, Texas 77002

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 59,296 (less than 1%)

Philip D. Gettig

Address: c/o Crestwood Midstream Partners LP, 717 Texas Avenue, Suite 3150, Houston, Texas 77002

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 14,932 (less than 1%)

John W. Somerhalder II

Address: c/o Crestwood Midstream Partners LP, 717 Texas Avenue, Suite 3150, Houston, Texas 77002

Principal Occupation: President, Chief Executive Officer and a Director of AGL Resources Inc., a publicly-held energy services holding company whose principal business is the distribution of gas

Citizenship: USA

Amount Beneficially Owned: 26,694 (less than 1%)

Thomas F. Darden

Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102

Principal Occupation: Chairman of the Board of Quicksilver Resources Inc., a publicly-held oil and natural gas company

Citizenship: USA

Amount Beneficially Owned: 217,842 (1.26%) includes 76,100 common units held indirectly through Darden Irrevocable Asset Trust, of which Thomas F. Darden is a co-trustee

Officers of Crestwood Holdings LLC

Robert G. Phillips

(see above)

William G. Manias

(see above)

Terry L. Morrison

(see above)

Joel D. Moxley

(see above)

Officers of Crestwood Holdings II LLC

Robert G. Phillips

(see above)

William G. Manias

(see above)

Terry L. Morrison

(see above)

Joel D. Moxley

(see above)

Officers of Crestwood Holdings Partners, LLC

Robert G. Phillips

(see above)

William G. Manias

(see above)

Terry L. Morrison

(see above)

Joel D. Moxley

(see above)

Members of the Management Committee of Crestwood Holdings Partners, LLC

Timothy H. Day

(see above)

Michael France

(see above)

Robert G. Phillips

(see above)

Board of Directors of First Reserve GP XI, Inc.

William E. Macaulay

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chairman and Chief Executive of First Reserve

Citizenship: USA

Amount Beneficially Owned: 5,696,752 (32.9%)

Anne E. Gold

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Compliance Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Financial Officer and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Officers of First Reserve GP XI, Inc.

William E. Macaulay

(see above)

John A. Hill

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Vice Chairman of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Timothy H. Day

(see above)

Joseph R. Edwards

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Cathleen M. Ellsworth

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Anne E. Gold

(see above)

Will Honeybourne

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

Address: c/o FRC Founders Corporation, 7th Floor, 25 Victoria St., London, SW1H OEX, United Kingdom

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Mark A. McComiskey

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Kenneth W. Moore

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

J. Hardy Murchison

(see above)

Alan G. Schwartz

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Directors of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

(see above)

EXHIBIT INDEX

Exhibit A	Purchase Agreement, dated as of July 22, 2010, by and among Crestwood Holdings LLC (f/k/a First Reserve Crestwood Holdings LLC), Cowtown Gas Processing L.P., Cowtown Pipeline L.P. and Quicksilver Resources, Inc. (filed herewith).

Exhibit B	Amendment No. 1 to the Purchase Agreement, dated as of September 27, 2010, by and among Crestwood Holdings LLC (f/k/a First Reserve Crestwood Holdings LLC), Cowtown Gas Processing L.P., Cowtown Pipeline L.P. and Quicksilver Resources, Inc. (filed herewith).

Exhibit C	Subordinated Promissory dated as of August 10, 2007, made by Crestwood Midstream Partners LP payable to the order of Quicksilver Resources Inc. (attached as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on August 16, 2007 and included herein by reference).

Exhibit D	Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP (attached as Exhibit 3.1 to the Issuer’s report on Form 8-K (File No. 001-33631) filed with the Commission on February 22, 2008 and incorporated herein in its entirety by reference).

Exhibit E	Credit Agreement dated as of October 1, 2010, among Crestwood Holdings LLC, the lenders party thereto, Bank of America, N.A., as administrative agent and as collateral agent, Royal Bank of Canada, as syndication agent, BNP Paribas, as documentation agent, and Banc of America Securities LLC, BNP Paribas Securities Corp. and RBC Capital Markets Corporation, as joint lead arrangers and joint bookrunners (filed herewith).

Exhibit F	First Amended and Restated Limited Liability Company Agreement of Crestwood Gas Services GP LLC (attached as Exhibit 3.4 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (File No. 333-140599) filed with the Commission on July 25, 2007 and incorporated herein in its entirety by reference).

Exhibit G	Joint Filing Statement (filed herewith).